Elementis plc

Documents Furnished Under Cover of Letter Dated May 1, 2009

Number	Document Description	Document Number	Date of Document
1.	HUG Regulatory Announcement	1310142	April 30, 2009
2.	HUG Regulatory Announcement	1310136	April 30, 2009
3.	HUG Regulatory Announcement	1309300	April 29, 2009

Regulatory Announcement

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Company	Elementis PLC
TIDM	ELM
Headline	Director/PDMR Shareholding
Released	16:01 30-Apr-09
Number	HUG1310142

Director/PDMR Shareholding

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

ELEMENTIS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(c) a disclosure made in accordance with section 793 of the Companies Act 2006 to the extent that it relates to the interests of a director or, as far as the issuer is aware, any connected person.

THIS IS A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

MR DENNIS VALENTINO (PERSON DISCHARGING MANAGERIAL RESPONSIBILITY)

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

8 State the nature of the transaction

9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

14. Date and place of transaction

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

16. Date issuer informed of transaction

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

29 APRIL 2009

18. Period during which or date on which it can be exercised

ORDINARILY FROM 29 APRIL 2012 TO 29 APRIL 2019

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved (class and number)

OPTION OVER 100,000 ORDINARY SHARES OF 5 PENCE EACH

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

25.25 PENCE

22. Total number of shares or debentures over which options held following notification

OPTION OVER 223,549 ORDINARY SHARES OF 5 PENCE EACH

23. Any additional information

N/A

24. Name of contact and telephone number for queries

WAI WONG, 020 7408 9303

Name and signature of duly authorised officer of issuer responsible for making notification

WAI WONG - COMPANY SECRETARY

Date of notification

30 APRIL 2009

....

END

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SEC File No. 82-34751

Regulatory Announcement

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Company	Elementis PLC
TIDM	ELM
Headline	Total voting rights
Released	13:01 30-Apr-09
Number	HUG1310136

Total voting rights

Elementis plc ('the Company')

In accordance with the provisions of the Financial Services Authority's Disclosure and Transparency rules, the Company announces that it has an issued and voting share capital of 447,960,784 ordinary shares of 5p each at 30 April 2009. The Company holds no such ordinary shares as treasury shares.

The above figure (447,960,784) may be used by shareholders as the denominator when calculating their interests in the Company for the purpose of determining whether they are required to notify their interest under the FSA's Disclosure and Transparency Rules.

Wai Wong
Company Secretary
020 7408 9303

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Regulatory Announcement

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Company	Elementis PLC
TIDM	ELM
Headline	Elementis Chromium - Outcome of Strategic review
Released	07:05 29-Apr-09
Number	HUG1309300

Elementis Chromium - Outcome of Strategic review

Elementis plc ('Elementis'), the UK based specialty chemicals company, today reports on the outcome of the strategic review of Elementis Chromium previously announced in February. The strategic review has now been completed and concludes that the Eaglescliffe, UK plant will close, with production ceasing at the end of June 2009. Elementis will finalise the closure programme in consultation with the employees and union representatives at the facility, and details of this will be disclosed when the interim results are announced in early August.

Enquiries:

Elementis plc
Brian Taylorson, Finance Director 020 7408 9300

Financial Dynamics
Greg Quine/Andrew Dowler 020 7831 3113

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SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated April 24, 2009

Number	Document Description	Document Number	Date of Document
1.	HUG Regulatory Announcement	1306437	April 20, 2009

Regulatory Announcement

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Company	Elementis PLC
TIDM	ELM
Headline	Annual Financial Report
Released	16:05 20-Apr-09
Number	HUG1306437

Annual Financial Report

In accordance with Disclosure and Transparency Rule 6.3.5, Elementis plc ('the Company') sets out below the following additional information required to be made through a Regulatory Information Service ('RIS'): Principal risks and uncertainties; and Directors' responsibility statement. The information below, which is extracted from the 2008 Annual report and accounts, is included solely for the purpose of complying with DTR 6.3.5(2) and the requirements it imposes on issuers as to how to make public annual financial reports. The information below should be read in conjunction with the Company's Preliminary results announcement for the year ended 31 December 2008, which was published through a RIS on 24 February 2009. Together these announcements constitute the material required by DTR 6.3.5 to be communicated to the media in unedited full text through a RIS.

The Company also announced via a RIS on 19 March 2009 that printed copies of its annual report and accounts for the year ended 31 December 2008 had been sent to the FSA's document viewing facility, would be sent to shareholders on 20 March 2009 and would be published on, and accessible from, the Company's website at www.elementis.com from 23 March 2009.

ADDITIONAL INFORMATION REQUIRED BY DISCLOSURE AND TRANSPARENCY RULE 6.3.5
All references to 'Annual report', page references and cross-references to 'notes to the financial statements' below relate to the published 2008 Annual report and accounts, a copy of which is available from the Company's website under 'investors'.

'Principal risks and uncertainties
The Group has a process that identifies certain risks that could affect the business operations and hence the financial results and/or value of Elementis. These risks are reviewed by the Board annually and further information about this process is given in the statement on internal control on page 28.

In 2008 the Group continued to invest time and resource across a range of risk management strategies. These included actions to reduce the severity and likelihood of some risks, and working closely with the Group's insurance broker and major insurer to transfer other

risks. However, despite best efforts, it is recognised that there remains the possibility that an identified risk may turn into a reality, or that a previously unidentified risk manifests itself, causing loss to the Company. As reported last year, to cover this eventuality the Group has developed and rolled-out a Business Continuity Plan ('BCP') which is designed to help ensure that the business can continue to operate in the event of a major incident or crisis. The BCP is embedded throughout the organisation and is periodically tested, audited and subject to continual improvement.

Commercial risk

The current economic climate represents the main risk and uncertainty facing the Group's businesses but its geographical spread of customers and its breath of product applications will help to reduce the Group's exposure to local economic downturns.

The principal drivers of our businesses are well understood by management and one of these is that a significant increase in raw material prices and energy costs can be detrimental to the Group's financial result. With regard to raw materials, the Group aims to continually improve efficiencies of use and, where possible, to explore using alternative sources of raw materials. Supply chain trends are monitored and where appropriate long term contracts are secured with existing suppliers. Alternative sources of supply are also identified to minimise the effect of any disruption from supplier failure. The Company also maintains a strategic stock of raw materials to mitigate against the effect of any short term disruption to supply. Fixed price contracts are used to provide greater certainty on energy costs.

Operational & hazard risk

The Group is highly dependent on IT systems for managing its businesses and has an on-going review programme in place to ensure that systems are maintained adequately and any repairs or upgrades are made as necessary. Elementis is confident that it has a high level of resilience in its IT systems and infrastructure, and that IT management has adopted good industry practices for protecting against malicious attacks. There remains, however, the threat of disruption to voice and data infrastructure, which is a risk common to many organisations.

Health, safety, environmental ('HSE') and property damage risks are managed conscientiously and to a high standard, as our HSE performance statistics show within the Corporate social responsibility report, but it is still possible that an accident may occur at a manufacturing facility, with risk of harm to people or the environment. To reduce this risk the Company has an established incident reporting and investigation system including near miss reporting. Lessons are learned from root cause analysis and specific corrective actions are backed by annual improvement plans on a site and global basis. These are backed up by regular equipment and site audits to mitigate against loss arising from faulty equipment or processes.

Some of the Group's manufacturing facilities are located in parts of the world where natural hazards such as hurricanes, tornadoes, earthquakes and floods are a predictable risk. Good design and management of all facilities is backed by close collaboration with our property insurers. This provides a good level of confidence that

property is protected from damage and consequent business interruption. Nevertheless accidents can happen and Elementis has insurance to protect against catastrophic loss.

The Group has taken steps to be prepared to initiate effective business continuity to reassure shareholders, customers and other stakeholders that, in the unlikely event of a major incident or crisis, Elementis would remain viable in business. One of the priorities following the acquisitions made last year was the rolling-out of Group HSE procedures and the BCP to the newly acquired businesses which is progressing well.

Financial risk

Elementis maintains a comprehensive insurance programme with limits and deductibles that are set to optimise the total cost of risk borne by the Group, and works closely with underwriters and the Group's insurance brokers to ensure that appropriate cover is in place. The management of risk is undertaken through focused risk reduction measures, attention to limits of cover, claims management, programme structure and insurance premiums.

As with all businesses there is a risk of failure of financial controls. Elementis uses an external controls assurance provider to perform an internal audit function and conduct a comprehensive programme of internal audits across the Group. In addition to the due diligence that was carried out prior to making our two acquisitions last year, our internal auditors were asked to undertake a targeted review of the new businesses to provide an early assessment of their level of internal control. Significant issues and corrective actions from the work of the internal audit service are reported to site and group management for review and follow-up, and the Audit Committee reviews all internal audit reports twice a year.

Regulatory and legal risk

As a manufacturer of specialty chemicals, Elementis is subject to regulations governing the chemicals, processes and equipment used. The trend globally is for increasingly stringent environmental performance and protection of health. Elementis is committed to responding to these challenges but there is a risk that tighter requirements may involve costs that reduce profitability or may even make production of a particular product uneconomic. For example, the REACH regulations which affect the manufacture and import of chemical products in the EU and potentially subject manufacturers to costly registration and testing that will have to be borne by the Company or passed on to customers. Elementis has active REACH management programmes in place, with appropriate reporting to the Board, and further information is given in the Corporate social responsibility report.

Other risks faced by the Company include governance and compliance risk. Lack of Board oversight and processes or ineffective management teams can lead to significant financial loss or loss of strategic direction. These risks are mitigated by regular Board meetings with a comprehensive agenda, regular evaluations of Board and management team members and regular Board reviews of strategy, business plans and compliance programmes.

Breach of anti-trust, HSE or other laws or regulations from historical or ongoing operations can lead to a major financial loss

or public censure or both, thereby damaging the creditworthiness and or reputation of the Company; the latter can damage the Company's long and short term market value. These risks are mitigated by our risk management programmes, including: web-based compliance training for employees; regular HSE compliance audits, supported by external advisers and the internal audit service; and insurance.

In terms of the key legal risks, there is a risk of material toxic tort and environmental claims from historical and ongoing operations. Despite the insurance in place there is always the possibility of an underinsured or uninsured claim and in the extreme an insured limit might be exceeded. However, Elementis has a robust programme in place to actively manage and defend against legal action or claims relating to its operations, products and manufacturing facilities. The programme is led by the Group General Counsel who is supported by an in-house team and professional advisers. Litigation reports are reviewed periodically by the Board.

Treasury policies and objectives

Treasury activities are governed by policies and procedures approved and monitored by the Board. The Group operates a central treasury function which manages and monitors external and internal funding requirements and the following treasury risks:

- Credit risk,
- Liquidity risk,
- Market risk.

These risks and the Group's policies to manage them are set out in note 22 to the Financial Statements.'

Directors' responsibility statement

The 2008 Annual report and accounts contain a responsibility statement in the form set out below on page 25.

'The directors, all of whom are shown on page 20, confirm that to the best of their knowledge:

* the financial statements, prepared in accordance with applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and

* the Directors' report includes a fair review of the development and performance of the business and position of the issuer and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties they face.

By order of the Board

Brian Taylorson
Finance Director
24 February 2009'

This announcement is made pursuant to Disclosure and Transparency Rule 6.3.5.

Wai Wong
Company Secretary
020 7408 9303

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This announcement was originally distributed by Hugin. The issuer is solely responsible for the content of this announcement.

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